                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                             KEY TRONIC CORPORATION
                             ----------------------
                                (Name of Issuer)


                         Common Stock, without par value
                         -------------------------------
                         (Title of class of securities)

                                   493144 10 9
                                  -------------
                                 (CUSIP Number)

                                William E. Bowen
                    Vice President, Mergers and Acquisitions
                                 Honeywell Inc.
                                 Honeywell Plaza
                          Minneapolis, Minnesota 55408
                                 (612) 951-3060
                  ---------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                    Copy to:

                            Herbert Henryson II, Esq.
                    Vice President and Deputy General Counsel
                                 Honeywell Inc.
                                 Honeywell Plaza
                          Minneapolis, Minnesota 55408
                                 (612) 951-0592

                                  June 16, 1995
             ------------------------------------------------------
             (Date of event which requires filing of this Statement)


          If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

          Check the following box if a fee is being paid with this Statement:
  / /

                               Page 1 of 12 Pages
                             Exhibit Index on Page 8

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- ---------------------------------            -----------------------------------
     CUSIP No.  493144 10 9            13D        Page   2   of   12    Pages
- ---------------------------------            -----------------------------------


- --------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Honeywell Inc.
     I.R.S. Employer Identification No.:  41-0415010

- --------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  / /
                                                                       (b)  / /

- --------------------------------------------------------------------------------
  3  SEC USE ONLY

- --------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

             OO

- --------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            / /

- --------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

- --------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
  NUMBER OF
                          -0-
   SHARES
               -----------------------------------------------------------------
 BENEFICIALLY    8   SHARED VOTING POWER

  OWNED BY                -0-

    EACH
               -----------------------------------------------------------------
  REPORTING      9   SOLE DISPOSITIVE POWER

   PERSON                 -0-

    WITH       -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                          -0-

- --------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           300,000

- --------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /

- --------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.4%

- --------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

          CO

- --------------------------------------------------------------------------------

                               Page 2 of 12 Pages
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          Honeywell Inc. hereby amends its Schedule 13D (the "Schedule 13D")
relating to the Common Stock, without par value, of Key Tronic Corporation, a Washington corporation. This Amendment No. 1 (Final Amendment) to the Schedule 13D is the first electronic amendment to a paper format Schedule 13D and accordingly, pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended, the entire text of the Schedule 13D is restated herein although the exhibits to the Schedule 13D are not restated electronically. An amendment to Item 5 of the restated Schedule 13D is set forth at page 7 hereof.


Item 1.   SECURITY AND ISSUER.

          The class of equity securities to which this Statement relates is the Common Stock, without par value (the "Company Common Stock"), of Key Tronic Corporation, a Washington corporation (the "Company"). The principal executive offices of the Company are located at 4424 North Sullivan Road, Spokane, Washington 99216.


Item 2.   IDENTITY AND BACKGROUND.

          This Statement is being filed by Honeywell Inc., a Delaware corporation ("Honeywell"). The principal executive offices of Honeywell are located at Honeywell Plaza, Minneapolis, Minnesota 55408.

          Honeywell is an international controls corporation that supplies automation and control systems, components, products and services for homes and buildings, industry, and space and aviation.

          (a)-(c), (f). The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Honeywell are set forth in Schedule I hereto.

          (d)-(e). During the last five years, neither Honeywell, nor, to the best of its knowledge, any of its executive officers and directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 3 of 12 Pages
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Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


Pursuant to the terms of the Purchase and Sale Agreement referred to in Item 6 below, on July 30, 1993 Honeywell acquired 400,000 shares of Company Common Stock and a warrant (the "Warrant") exercisable for an additional 300,000 shares of Company Common Stock. The shares of Company Common Stock and the Warrant were issued to Honeywell in partial consideration for the sale by Honeywell to the Company of substantially all of the assets of the Keyboard Division of Honeywell. Should Honeywell exercise the Warrant, all of the necessary funds will be provided from Honeywell's general corporate funds, from borrowings under its available lines of credit, from cancellation of indebtedness of the Company to Honeywell, by surrender of shares of Company Common Stock or by application of the net exercise provisions of the Warrant.


Item 4.   PURPOSE OF TRANSACTION.

          The Purchase and Sale Agreement was entered into by Honeywell in connection with the proposed acquisition by Key Tronic of substantially all of the assets of the Keyboard Division of Honeywell. The closing of the transactions contemplated by the Purchase and Sale Agreement occurred on July 30, 1993 (the "Closing Date"). On the Closing Date Honeywell acquired the shares of Company Common Stock and the Warrant reported in Item 5 below for investment purposes.

          Honeywell intends to review its investment in the Company on a continuing basis and reserves the right to acquire additional shares of Company Common Stock in the open market or in privately negotiated transactions or otherwise, to maintain its holdings at current levels or to sell all or a portion of its holdings in the open market or in privately negotiated transactions or otherwise. Any such actions will depend upon, among other things, the availability of shares of Company Common Stock for purchase at satisfactory price levels; the continuing evaluation of the Company's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the actions of the management and Board of Directors of the Company; and other future developments.

          As part of its review, Honeywell may have discussions with third parties, including other shareholders of the Company, or with management of the Company regarding the foregoing or ways


                               Page 4 of 12 Pages
of improving the Company's performance and enhancing shareholder value.

          Except as set forth above, neither Honeywell, nor, to the best of its knowledge, any of its executive officers and directors, has any plans or proposals which would result in or relate to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the close of business on August 5, 1993, Honeywell owned 400,000 shares of Company Common Stock and by reason of ownership of the Warrant, may be deemed to be the beneficial owner of the 300,000 shares of Company Common Stock it has the right to acquire upon exercise of the Warrant. Such shares, in the aggregate, represent approximately 8.20% of the total number of shares of Company Common Stock issued and outstanding after giving effect to the issuance of such shares, and approximately 6.19% of such total number of shares on a fully diluted basis.

          Except as set forth in this Item 5(a), neither Honeywell, nor, to the best of its knowledge, any of its executive officers or directors, owns any shares of Company Common Stock.

          (b) Honeywell has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Company Common Stock of which it has direct ownership. Honeywell does not presently have the power to vote or to direct the vote or to dispose or to direct the disposition of the shares of Company Common Stock it may be deemed to beneficially own by reason of its ownership of the Warrant. Should Honeywell ever exercise the Warrant, it will have the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Company Common Stock acquired upon exercise thereof.

          (c) Within the past 60 days, Honeywell acquired the shares of Company Common Stock and the Warrant referred to in Item 5(a) above pursuant to the Purchase and Sale Agreement.

          Except as set forth in this Item 5(c), neither Honeywell, nor, to the best of its knowledge, any of its executive officers and directors, has effected any


                               Page 5 of 12 Pages
     transaction in shares of Company Common Stock during the past 60 days.

          (d)  None.

          (e)  Not applicable.


Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          On May 26, 1993, Honeywell and the Company entered into a Purchase and Sale Agreement which was amended and restated as of July 30, 1993 (the "Purchase and Sale Agreement") providing for the sale of substantially all of the assets of the Keyboard Division of Honeywell. The closing of the transactions contemplated by the Purchase and Sale Agreement occurred on the Closing Date.
On the Closing Date Honeywell was issued the shares of Company Common Stock and the Warrant referred to in Item 5(a) above and a promissory note (the "Note") of the Company. The Warrant provides, among other things, for the sale by the Company to Honeywell of 300,000 shares of Company Common Stock at an exercise price of $14.00 per share, subject to certain antidilution adjustments. The Note contains certain covenants of the Company typical in such instruments relating to, among other things, limitations on indebtedness and payment of dividends and restrictions on mergers, consolidations or sales of substantially all of the Company's assets. On the Closing Date, Honeywell and the Company also entered into a Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which the Company agreed to provide Honeywell with certain registration rights under the Securities Act of 1933 with respect to the shares of Company Common Stock issued to Honeywell on the Closing Date and the shares of Company Common Stock which may be issued upon exercise of the Warrant, including, up to three registrations upon the request of Honeywell at any time after the first anniversary of the Closing Date.

          Copies of the Purchase and Sale Agreement, the Warrant, the Note and the Registration Rights Agreement are attached hereto as Exhibits 1, 2, 3 and 4, respectively, and are incorporated herein by reference.

          Except as set forth or incorporated by reference in this Item 6, neither Honeywell, nor, to the best of its knowledge, any of its executive officers and directors, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of the Company, including, but not limited to, those enumerated in
Item 6 of Schedule 13D.


                               Page 6 of 12 Pages

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The Exhibit Index appearing on page 8 is incorporated herein by reference.


AMENDMENTS TO SCHEDULE 13D

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended to add the following.

          On June 16, 1995, Honeywell sold 400,000 shares of Company Common Stock for a price of $13.25 per share. The sale was placed through Genesis Merchant Group Securities. By reason of ownership of the Warrant, Honeywell may be deemed to be the beneficial owner of the 300,000 shares of Company Common Stock it has the right to acquire upon exercise of the Warrant. Such shares represent approximately 3.4% of the total number of shares of Company Common Stock issued and outstanding after giving effect to the issuance of such shares.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        HONEYWELL INC.



                                        By /s/ W. E. Bowen
                                           ------------------------------------
                                           W. E. Bowen
                                           Vice President, Mergers
                                             and Acquisitions


Date:  June 19, 1995


                               Page 7 of 12 Pages

                                  EXHIBIT INDEX

                                                                 Page No. in
                                                                 Sequentially
Exhibit No.    Description of Exhibit                            Numbered Copy
- ----------     ----------------------                            -------------

     1         Purchase and Sale Agreement,                            13
               dated May 26, 1993, as amended
               and restated as of July 30, 1993,
               by and between Honeywell Inc.
               and Key Tronic Corporation

     2         Warrant, dated July 30, 1993                           105

     3         Promissory Note, dated                                 137
               July 30, 1993

     4         Registration Rights Agreement,                         164
               dated July 30, 1993, by and between
               Honeywell Inc. and Key Tronic
               Corporation

     5         Joint Press Release issued by Honeywell                187
               Inc. and Key Tronic Corporation on
               May 26, 1993 announcing the transaction

     6         Joint Press Release issued by Honeywell                189
               Inc. and Key Tronic Corporation on July 30,
               1993 announcing the closing of the
               transaction


                               Page 8 of 12 Pages

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                                OF HONEYWELL INC.


          The names, business addresses and present principal occupations or employments of the directors and executive officers of Honeywell are set forth below. If no business address is given, the director's or officer's address is Honeywell Inc., Honeywell Plaza, Minneapolis, Minnesota 55408. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Honeywell. All of the persons listed below are citizens of the United States except for R. Donald Fullerton who is a citizen of Canada and Jean-Pierre C. Rosso who is a citizen of France.


                                  DIRECTORS
               (INCLUDING EXECUTIVE OFFICERS WHO ARE DIRECTORS)



               Name and                                 Present Principal
           Business Address                          Occupation or Employment
           ----------------                          ------------------------
ALBERT J. BACIOCCO, JR.                           President, the Baciocco
     The Baciocco Group, Inc.                     Group, Inc., a consulting
     7517 Walnut Hill Lane                        firm
     Falls Church, VA 22042

ELIZABETH E. BAILEY                               John C. Hower Professor of
     The Wharton School                           Public Policy and
     The Univ. of Pennsylvania                    Management, The Wharton
     Department of Public                         School, The University of
          Policy and Management                   Pennsylvania
     Steinberg Hall-Dietrich Hall
     Suite 3100
     Philadelphia, PA 19104-6372

MICHAEL R. BONSIGNORE                             Chairman of the Board and
                                                  Chief Executive Officer,
                                                  Honeywell Inc.


                               Page 9 of 12 Pages

              Name and                                  Present Principal
          Business Address                          Occupation or Employment
          ----------------                          ------------------------

EARNEST HUBERT CLARK, JR.                         Chairman of the Board and
     The Friendship Group                         Chief Executive Officer,
     Koll Center Newport                          The Friendship Group,
     West Tower, Suite 3000                       an investment partnership
     5000 Birch Street
     Newport Beach, CA 92660-2140

WILLIAM H. DONALDSON                              Chairman of the Board and
     The New York Stock Exchange, Inc.            Chief Executive Officer,
     11 Wall Street, 6th Floor                    The New York Stock Exchange,
     New York, NY 10005                           Inc.

R. DONALD FULLERTON                               Chairman, Executive
     Canadian Imperial Bank of Commerce           Committee, CIBC, a financial
     Commerce Court West, Suite 3620              services institution
     Toronto, Ontario
     Canada M5L 1A2

GERALD GREENWALD                                  Chairman, Tatra Truck Company,
     c/o Debevoise and Plimpton                   Koprivnice, Czech Republic
     875 Third Avenue, 20th Floor
     New York, NY 10022

JAMES J. HOWARD III                               Chairman and Chief Executive
     Northern States Power Company                Officer, Northern States
     414 Nicollet Mall, 5th Floor                 Power Company, a Minneapolis-
     Minneapolis, MN 55401-1993                   based energy company

GERI M. JOSEPH                                    Senior Fellow, International
     Hubert H. Humphrey Institute                 Programs, Hubert H. Humphrey
     of Public Affairs                            Institute of Public Affairs
     Hubert H. Humphrey Center
     Room 163
     301 - 19th Avenue South
     University of Minnesota
     Minneapolis, MN 55455


                               Page 10 of 12 Pages

          Name and                                      Present Principal
      Business Address                              Occupation or Employment
      ----------------                              ------------------------

BRUCE E. KARATZ                                   President and Chief
     Kaufman and Broad Home                       Executive Officer, Kaufman
        Corporation                               and Broad Home Corporation,
     10877 Wilshire Boulevard                     an international residential
     12th Floor                                   and commercial builder based
     Los Angeles, CA 90024                        in Los Angeles

D. LARRY MOORE                                    President and Chief
                                                  Operating Officer, Honeywell
                                                  Inc.

A. BARRY RAND                                     Executive Vice President,
     Xerox Corporation                            Xerox Corporation, a
     800 Long Ridge Road                          document processing and
     P.O. Box 1600                                financial services company
     Stamford, CT 06904-1600

JAMES J. RENIER                                   Chairman, Executive Committee,
                                                  Honeywell Inc.

STEVEN G. ROTHMEIER                               President, Great Northern
     Great Northern Capital                       Capital, an investment and
     Interchange North, Suite 450                 merchant banking firm
     300 South Highway 169
     Minneapolis, MN 55426

MICHAEL W. WRIGHT                                 Chairman of the Board,
     SUPERVALU INC.                               President and Chief
     11840 Valley View Road                       Executive Officer, SUPERVALU
     P.O. Box 990                                 INC., a food wholesaler and
     Minneapolis, MN 55440                        retail support company


                               Page 11 of 12 Pages
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                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

                                                         Present Principal
           Name                                      Occupation or Employment
           ----                                      ------------------------

John R. Dewane                                    Business President

Edward D. Grayson                                 Vice President and
                                                  General Counsel

James J. Grierson                                 Vice President, Business
                                                  Development

William J. Hjerpe                                 Vice President
                                                  and Controller

Edward T. Hurd                                    Business President

Mannie L. Jackson                                 Senior Vice President,
                                                  Marketing and Administration

Jean-Pierre C. Rosso                              Business President

William L. Trubeck                                Senior Vice President and
                                                  Chief Financial Officer

Sigurd Ueland, Jr.                                Vice President
                                                  and Secretary

Carl L. Vignali                                   Senior Vice President,
                                                  Operations


                               Page 12 of 12 Pages